Exhibit 99.1

June 1, 2017	TSX: GPR
For Immediate Release	NYSE MKT: GPL

NEWS RELEASE

GREAT PANTHER SILVER COMPLETES COMMISSIONING OF TOPIA PROCESSING

PLANT AND RESUMES FULL PRODUCTION

GREAT PANTHER SILVER LIMITED (TSX: GPR; NYSE MKT: GPL) (“Great Panther”; the “Company”) announces that it has successfully completed the commissioning phase of the refurbished processing plant at its Topia Mine in Durango. The plant, including the new handling facilities for dry stack tailings, is now operating at planned capacity.

The Company is continuing to deposit dry tailings at the existing Phase I Tailings Storage Facility (“TSF”) while it works on a resolution for an outstanding permitting condition. The Mexican Environmental Authority (SEMARNAT) has denied the request for the Change in Use of Soils permit required for the Phase II TSF, until this condition is met. The Company believes it can resolve this over the next few weeks and transition to the new TSF without interruption, but cannot provide complete assurance. Discussions to date with the authorities and other interests have been positive and are continuing.

“We are pleased with the operation of the plant and progress to date on the permitting front,” stated Robert Archer, President & CEO. “We have had extensive discussions with all stakeholders regarding the permitting requirements and we are optimistic this will be favourably resolved in the coming weeks. We still expect to be able to process all of the ore stockpiled during the shutdown through the balance of 2017. Furthermore, the higher ore grades of the stockpiled ore put us in good position to meet our 2017 production guidance.”

Run of mine ore is now being processed along with the stockpiled ore. Due to the improved grade control at the mines, the silver grade of ore milled year-to-date, through the commissioning phase, has increased by approximately 18% over 2016 levels. Further production details will be provided in the quarterly update in early July.

The technical information contained in this news release has been reviewed and approved by Robert F. Brown, P. Eng., who is the Qualified Person (QP) for the Topia Mine under the meaning of NI 43-101. Aspects relating to mining and metallurgy are overseen by Ali Soltani, Chief Operating Officer for Great Panther.

ABOUT GREAT PANTHER

Great Panther Silver Limited is a primary silver mining and exploration company listed on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE MKT trading under the symbol GPL. Great Panther's current activities are focused on the mining of precious metals from its two wholly-owned operating mines in Mexico: the Guanajuato Mine Complex, which includes the San Ignacio Mine; and the Topia Mine in Durango. In addition, the Company has signed an agreement to acquire a 100% interest in the Coricancha Mine Complex in the central Andes of Peru and is pursuing additional mining opportunities in the Americas.

Robert Archer

President & CEO

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (together, "forward-looking statements"). Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such forward-looking statements include, but are not limited to, the Company's ability to meet its production guidance, expectations of a resolution to a permitting condition and the ability to transition to the new tailings facility without interruption of processing. These involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. These include, among others, risks and uncertainties relating to potential political risks involving the Company's operations in a foreign jurisdiction, uncertainty of production cost estimates and the potential for unexpected costs and expenses, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, exploration results being indicative of future production of its properties, permitting risks, and other risks and uncertainties, including those described in the Company's most recently filed Annual Information Form and Material Change Reports filed with the Canadian Securities Administrators available at www.sedar.com and reports on Form 40-F and Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov.

For more information, please contact:

Spiros Cacos

Director Investor Relations

Toll free:   1 888 355 1766

Tel:        +1 604 638 8955

scacos@greatpanther.com

www.greatpanther.com